

April 7, 2011

Mr. Marshall T. Reynolds
Chairman of the Board
Energy Services of America Corporation
2450 First Avenue
Huntington, WV 25703

> **Re: Energy Services of America Corporation**
> **Registration Statement on Form S-3/A**
> **Filed March 24, 2011**
> **File No. 333-172314**

Dear Mr. Reynolds:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with a written statement from the company acknowledging that:

    - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    - The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    - The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that this statement must be signed by the company. It is not acceptable for counsel to provide this statement on the company's behalf.

Plan of Distribution, page 13

2. In the third paragraph, you state that the UPO Units must be exercised, if at all, on or before August 30, 2011. Please reconcile this statement with your statement on page 16 that the Warrants will expire on August 29, 2011.

Exhibit 5.1

3. We note that counsel's opinion is limited to Delaware law. However, the warrant agreement governing the Insider Warrants is governed by West Virginia law. Additionally, the form of warrant agreement for the IPO Warrants is governed by New York law. Please file a revised opinion that opines not only on Delaware law, but also on West Virginia and New York law.

Signatures

4. Please amend your registration statement to provide the required signatures. If you intend for Edsel Burns' signature to constitute an exercise of his power of attorney for each of the persons required to sign the registration statement, please indicate that he is signing in such capacities. As is, the registration statement appears to only be signed on behalf of the company and not by the required persons in the required capacities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Alan Schick, Esq. (*via facsimile at* (202) 362-2902)